Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            Compton Petroleum announces credit facility renewal

            CALGARY, July 2 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) is pleased to announce the completion of the annual renewal of its reserve-based credit facility (the 'Facility') with a syndicate of four
Canadian and international banks (the 'Syndicate'). Under the terms of renewal, the Corporation has available to it a revolving term facility authorized at $353 million and a revolving working capital facility authorized at $30 million. The $353 million term credit facility is provided by the
Syndicate, while the $30 million working capital facility is provided by the lead bank in the Syndicate.
            "We're pleased with the terms of the renewal," said Tim Granger,
President and Chief Executive Officer. "The credit facilities support our operating and capital needs in 2009 and our recapitalization objectives."
            The amount of the Facility is consistent with the Corporation's guidance.
Compton has drawn $340 million of the aggregate $383 million Facility to date.
The Corporation does not anticipate that it will need to access the full capacity of the Facility in 2009. The Facility is subject to re-determination of the borrowing base twice a year as of December 31 and July 2, and is subject to renewal in July 2010.

            Forward Looking Statements

            Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks
(collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National
Instrument 51-102 Continuous Disclosure Obligations and the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures,
(ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to
"reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.
            The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's credit facility renewal. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The
Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

            About Compton Petroleum Corporation

            Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

            %CIK: 0001043572

            /For further information: Susan J. Soprovich, Director, Investor
Relations, Ph: (403) 668-6732, Fax: (403) 237-9410, Email:
investorinfo(at)comptonpetroleum.com, Website: www.comptonpetroleum.com/
            (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 16:30e 02-JUL-09